

Orla Mining Reports Strong Start to Year in First Quarter 2023 Results
Agnico Eagle Exercises Top-Up Right

Vancouver, BC – May 11, 2023 – **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") today announces the results for the first quarter ended March 31, 2023 as well as the partial exercise by Agnico Eagle Mines Limited ("Agnico Eagle") of its top-up right.

(All amounts expressed in U.S. dollars unless otherwise stated)

First Quarter 2023 Highlights:

- During the first quarter, gold production was 25,910 ounces and gold sold was 26,859 ounces *(pre-released, April 14, 2023)*. The Company remains on track to meet 2023 annual gold production guidance of 100,000 to 110,000 ounces.

- All-in sustaining costs ("AISC")[1] of $693 per ounce of gold sold during the first quarter 2023. The Company remains on track to meet 2023 annual AISC guidance of $750 to $850 /oz sold.

- Adjusted earnings[1] for the first quarter was $11.4 million or $0.04 per share.

- Net income for the first quarter was $13.2 million or $0.04 per share which included $6.9 million in expensed exploration and development costs.

- Cash flow from operating activities before changes in non-cash working capital during the first quarter was $nil after the Company made its first planned income tax payment (including the Special Mining Duty) in Mexico of $26.5 million related to the 2022 fiscal year.

- Cash balance of $83.8 million and net debt[1] of $56.6 million at March 31, 2023.

- Subsequent to quarter end, Agnico Eagle partially exercised its top-up right.

"The Company transitioned seamlessly into 2023 with another consistent operating quarter with strong cash margins," said Jason Simpson, President and Chief Executive Officer of Orla. "We remain committed to all our stakeholders including our local communities and host governments."

---

[1] Cash cost, AISC, adjusted earnings and net debt are non-GAAP measures. See the "*Non-GAAP Measures*" section of this news release for additional information.

Financial and Operations Update

Table 1: Financial and Operating Highlights		Q1 2023	Q1 2022
Operating			
Gold Produced	oz	25,910	23,031
Gold Sold	oz	26,859	20,884
Average Realized Gold Price[1]	$/oz	$1,888	$1,888
Cost of Sales – Operating Cost	$M	$11.8	$9.4
Cash Cost per Ounce[1,2]	$/oz	$472	NA
All-in Sustaining Cost per Ounce[1,2]	$/oz	$693	NA
Financial			
Revenue	$M	$51.1	$39.6
Net Income	$M	$13.2	$18.8
Adjusted Earnings[1]	$M	$11.4	$19.8
Earnings per Share – basic	$/sh	$0.04	$0.08
Adjusted Earnings per Share – basic[1]	$/sh	$0.04	$0.08
Cash Flow from Operating Activities before Changes in Non-Cash Working Capital	$M	Nil	$22.0
Free Cash Flow[1]	$M	$(5.5)	$16.3
Financial Position		**Mar 31, 2023**	**Dec 31, 2022**
Cash and cash equivalents	$M	$83.8	$96.3
Net debt	$M	$56.6	$49.5

1. "Average Realized Gold Price", "Cash Cost per Ounce", "All-in Sustaining Cost per Ounce", "Adjusted Earnings", "Adjusted Earnings per Share – basic", "Free Cash Flow", and "Net Debt" are non-GAAP measures. See the "*Non-GAAP Measures*" section of this news release for additional information.
2. The Company declared commercial production at Camino Rojo effective April 1, 2022. Consequently, the comparative figures for cash cost per ounce and all-in sustaining cost per ounce are not applicable.

Financial and Operations Summary

The Company declared commercial production at Camino Rojo on April 1, 2022 following sixteen months of construction which began in December 2020. Camino Rojo produced 25,910 ounces of gold in the first quarter of 2023 at an average ore stacking rate of 18,902 tonnes per day. The average mining rate during the first quarter was 34,804 tonnes per day with a strip ratio of 0.61. The average grade of ore processed during the first quarter was 0.80 g/t gold, in line with our plan.

Gold sold during the first quarter totaled 26,859 ounces.

First quarter cash costs and AISC totaled $472 and $693 per ounce of gold sold, respectively. The key contributors to the AISC being at the lower end of the guidance range are attributable to mining less waste tonnes, lower blasting costs, lower maintenance costs and lower reagent costs. Lower waste tonnes mined during the quarter was due to limited access to certain areas of the pit as the Company waits for permit amendments from the Secretariat of Environment and Natural Resources. Mined waste tonnes are expected to remain below average during the second quarter and increase during the second half of 2023, thus contributing to lower mining cost in the first half of the year.

Mined ore tonnes are reconciling well to the block model and process recoveries to date are in line with the metallurgical recovery model.

Sustaining capital during the first quarter of 2023 was $1.1 million. Sustaining capital covered items such as the construction of a dome over the ore stockpile for dust control, the construction of water wells and IT network infrastructure. During the first quarter, the Company made its first income tax payment (including the Special Mining Duty) in Mexico of approximately $26.5 million, related to fiscal 2022 taxable income. Cash flow from operating activities before changes in non-cash working capital and cash flow per share were impacted accordingly. Beginning in May 2023, the Company expects to make monthly tax installments.

Exploration Update

Additional exploration details related to 2022 results and 2023 plans on individual country exploration programs were provided in press releases dated January 31, 2023, February 8, 2023, and February 16, 2023. In 2023, exploration spending will be increased to $35 million. In the first quarter, $8.5 million was spent in exploration with a focus on drilling near-mine Sulphides and regional targets at Camino Rojo in Mexico and regional targets in Panama.

Camino Rojo Sulphide Project and Regional Exploration Update (Mexico)

A 34,000-metre, 57-hole follow-up drill program to infill the Camino Rojo Sulphides is planned for 2023 (20% of the holes will extend to test the deep potential of the deposit). During the first quarter, about 25% of the Sulphide infill program was completed. Initial results are positive and will be released as the program is advanced further.

In addition to the Sulphide infill program, 6,500 metres will be drilled on the extensions of the Camino Rojo oxide deposit to update and expand resources and reserves. This program is planned to begin in the second quarter.

Confirmatory resource drilling on the Camino Rojo Oxide Layback Area is expected to begin early in the second quarter and 2,500 metres is planned.

On the regional exploration program, the Company continued to drill-test the Guanamero target area, approximately 7 km northeast of the Camino Rojo Deposit, during the first quarter. This recent drilling is following-up on encouraging results (previously reported) from the first diamond drill hole completed by Orla outside of the Camino Rojo Deposit in 2022. Through the remainder of the year, regional exploration will consist of drill testing multiple targets outside the Camino Rojo Deposit along the northeast-southwest mine trend.

For additional detail, please see the news release dated January 31, 2023, *Orla Mining Continues to Intersect Wide, Higher-Grade Sulphide Zones and Expose Deeper Potential at Camino Rojo, Mexico*.

South Railroad Project and Exploration Update (Nevada, US)

Drilling at South Railroad is expected to commence in the second quarter. The exploration objectives are to upgrade and grow resources at satellite deposits and drill test multiple targets for new discovery. For additional detail, please see the news release dated February 8, 2023, *Orla Mining Drills Significant Gold Intersections at Multiple Oxide Targets upon Reactivation of Exploration at South Railroad Project, Nevada*.

Cerro Quema Exploration Update (Panama)

The 2023 exploration program has been following up on encouraging results generated at La Pelona and La Prieta regional targets in 2022. Exploration activities at Cerro Quema will be concentrated in the first half of 2023. Exploration and operational activities will be reduced in Panama in the second half of 2023.

Agnico-Eagle Exercises Top-Up Right

Further to the amended and restated investor rights agreement dated December 17, 2019 (the "Investor Rights Agreement") between Agnico Eagle and the Company, Agnico Eagle partially exercised its top-up right and has subscribed for 3,987,241 common shares of the Company (the "Common Shares") at a price of C$6.27 per Common Share, for total gross proceeds of C$25 million (the "Investment").

In accordance with the Investor Rights Agreement, Agnico Eagle's top-up right was triggered as a result of its percentage ownership in the Company's Common Shares being diluted by at least 1% due to the exercise or settlement of convertible securities of the Company. The top-up right gave Agnico Eagle the right to increase its ownership up to 15%. The subscription price of C$6.27 per Common Share was calculated in accordance with the Investor Rights Agreement and is equal to the five-day volume weighted average price of the Common Shares on the Toronto Stock Exchange on April 17, 2023, being the date the Company advised Agnico Eagle that its top-up right had been triggered. The Investment increases Agnico Eagle's ownership in the Company from 7.65% to 8.82% on a non-diluted basis, and from 10.65% to 11.76% on a partially diluted basis.

Financial Statements

Orla's unaudited financial statements and management's discussion and analysis for the quarter ended March 31, 2023, will be available on the Company's website at www.orlamining.com, and under the Company's profiles on SEDAR and EDGAR.

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 - *Standards of Disclosure for Mineral Projects*.

First Quarter 2023 Conference Call

Orla will host a conference call on Friday, May 12, 2023, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the first quarter 2023:

Dial-In Numbers / Webcast:

Conference ID:	5844017
Toll Free:	1 (888) 550-5302
Toll:	1 (646) 960-0685
Webcast:	https://orlamining.com/investors/presentations-and-events/



About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico, (2) South Railroad, located in Nevada, United States, and (3) Cerro Quema, located in Los Santos Province, Panama. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 160,000 hectares which contains a large oxide and sulphide mineral resource. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project, a copper-gold sulphide resource, and various exploration targets. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS"")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP").

In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

Average Realized Gold Price

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

AVERAGE REALIZED GOLD PRICE		Q1 2023		Q1 2022
Revenue	$	51,131	$	39,645
Silver sales		(424)		(219)
Gold sales		50,707		39,426
Ounces of gold sold		26,859		20,884
AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD	$	1,888	$	1,888

Net Debt

Net debt is calculated as total debt adjusted for unamortized deferred financing charges less cash and cash equivalents and short-term investments at the end of the reporting period. This measure is used by management to measure the Company's debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net debt is useful to evaluate the Company's leverage and is also a key metric in determining the cost of debt.

NET DEBT		Mar 31, 2023		Dec 31, 2022
Current portion of long term debt	$	45,000	$	45,000
Long term debt		95,390		100,795
Less: Cash and cash equivalents		(83,809)		(96,278)
NET DEBT	$	56,581	$	49,517

Adjusted Earnings (Loss) and Adjusted Earnings (Loss) per share

Adjusted earnings (loss) excludes deferred taxes, unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company. We believe these measures are useful to market participants because they are important indicators of the strength of our operations and the performance of our core business.

ADJUSTED EARNINGS		Q1 2023		Q1 2022
Net income (loss) for the period	$	13,235	$	18,782
Unrealized foreign exchange		(1,803)		1,013
Loss on early settlement of project loan		—		—
ADJUSTED EARNINGS (LOSS)	$	11,432	$	19,795
Millions of shares outstanding – basic		306.3		247.8
Adjusted earnings (loss) per share – basic	$	0.04	$	0.08

Companies may choose to expense or capitalize their exploration expenditures. We generally expenses our exploration costs based on our accounting policy. To assist the reader in comparing against those companies which capitalize their exploration costs, we note that included within Orla's net income (loss) for each period are exploration costs which were expensed, as follows:

		Q1 2023		Q1 2022
Exploration & evaluation expense	$	6,866	$	2,466

Free Cash Flow

The Company believes market participants use Free Cash Flow to evaluate the Company's operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS. Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions.

FREE CASH FLOW		**Q1 2023**		**Q1 2022**
Cash flow from operating activities	$	(4,922)	$	20,493
Cash flow from investing activities		(592)		(4,151)
FREE CASH FLOW	$	(5,514)	$	16,342
Millions of shares outstanding – basic		306.3		247.8
Free cash flow per share – basic	$	(0.02)	$	0.07

Cash Costs and All-In Sustaining Costs

The Company calculates cash cost per ounce by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. Management believes that this measure is useful to market participants in assessing operating performance.

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Figures are presented only from April 1, 2022, as the Camino Rojo Oxide Gold Mine commenced commercial production on that date.

CASH COST		**Q1 2023**		**Q1 2022**
Cost of sales – operating costs	$	11,792	$	—
Royalties		1,306		—
Silver sales		(424)		—
CASH COST	$	12,674	$	—
Ounces sold		26,859		—
Cash cost per ounce sold	$	472	$	n/a

ALL-IN SUSTAINING COST		Q1 2023		Q1 2022
Cash cost, as above	$	12,674	$	—
General and administrative		3,265		—
Share based payments		1,107		—
Accretion of site closure provision		144		—
Amortization of site closure provision		125		—
Sustaining capital		1,145		—
Lease payments		162		—
ALL-IN SUSTAINING COST	$	18,622	$	—
Ounces sold		26,859		—
All-in sustaining cost per ounce sold	$	693	$	n/a

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's 2023 guidance, including production, operating costs and capital costs; and the Company's exploration plans, including timing, expenditures and the goals and results thereof. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold, silver, and copper; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; the impact of the COVID-19 pandemic on the Company's operations; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks at the Cerro Quema project; the receipt of a Category III EIA for Cerro Quema; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo plc with respect to accessing certain additional portions of the mineral resource at the Camino Rojo project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; and risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 20, 2023,, which are available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources", "indicated mineral resources", "measured mineral resources" and "mineral resources" used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of Industry Guide 7. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

MI 61-101

Agnico Eagle is related party of the Company and, accordingly, the Investment constitutes a related party transaction for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Investment does not result in a material change to Agnico Eagle's shareholding of the Company. The Investment, including the participation of Agnico Eagle and the issuance of Common Shares to Agnico Eagle in connection therewith, was considered, and ultimately approved by the board of directors of the Company. Mr. Jean Robitaille, a director of the Company, declared an interest with respect to the approval of the Investment, as a result of his role as an officer of Agnico Eagle, and abstained from approving the Investment. The Company is relying on the exemption from the formal valuation and minority approval requirements set out in sections 5.5(a) and 5.7(a) of MI 61-101 as the fair market value insofar as it relates to interested parties is not more than 25% of Orla's market capitalization. As the Investment does not result in a material change for the Company, no material change report was filed more than 21 days prior to the closing of the Investment and no material change report will be filed in connection with the closing of the Investment.